Exhibit 99.1
IFRS USD Press Release

Infosys Announces Results for the Quarter ended September 30, 2014

Q2 revenues at $ 2,201 million. Growth of 3.1% QoQ; 6.5% YoY

Q2 constant currency revenue at $ 2,217 million. Growth of 3.9% QoQ; 6.3% YoY

Q2 net profit at $ 511 million. Growth of 6.0% QoQ; 33.4% YoY

FY 15 revenue guidance maintained at 7%-9%

Interim dividend of 30 per share (app. $ 0.49 per ADS)

1:1 bonus issue of equity shares and 1:1 stock dividend of American Depositary Shares, to increase liquidity of its shares and expand the retail shareholder base

Bangalore, India – October 10, 2014

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2014

Quarter ended September 30, 2014

•	Revenues were $ 2,201 million for the quarter ended September 30, 2014 QoQ growth was 3.1% in reported terms; 3.9% in constant currency terms YoY growth was 6.5%

•	Net profit was $ 511 million for the quarter ended September 30, 2014 QoQ growth was 6.0% YoY growth was 33.4%

•	Earnings per share (EPS) was $ 0.89 for the quarter ended September 30, 2014 QoQ growth was 6.0% YoY growth was 32.8%

•	Liquid assets including cash and cash equivalents, available-for-sale financial assets, certificates of deposits and government bonds were $ 5,444 million as on September 30, 2014 as compared to $ 4,943 million as on June 30, 2014.

•	Infosys has pledged 254 crore ($ 42 million) for FY 15 towards Corporate Social Responsibility (CSR) through the Infosys Foundation - its philanthropic arm. The Infosys Foundation is engaged in several programs aimed at alleviating hunger, promoting education, improving health, assisting rural development, supporting arts and helping the destitute.

Other Highlights

•	Infosys and its subsidiaries added 49 clients (gross) during the quarter.
•	Gross addition of 14,255 employees during the quarter.
•	165,411 employees as on September 30, 2014 for Infosys and its subsidiaries.
•	Declared an interim dividend of 30 per share (equivalent to interim dividend of app. $ 0.49 per ADS at the exchange rate of 61.00). The record date for payment of dividend is October 17, 2014.
•	The Board in its meeting held on October 10, 2014 has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined.

"Digital transformation is reshaping the business of every one of our clients. We see this as a great opportunity to help them renew the core of their business as well as to expand into new frontiers and are seeing early positive results”, said Dr. Vishal Sikka, Chief Executive Officer and Managing Director. “Our strategy is to apply the same principles to our own business in order to capture this opportunity and accelerate our growth, within our culture of lifelong learning and purposeful work."

“On several fronts, our efforts to bring in operational efficiencies yielded encouraging results during the quarter”, said U. B. Pravin Rao, Chief Operating Officer. “We have seen positive results of some of our interventions on sales, margins and attrition, and we will continue to focus on these areas.”

“We have been able to improve our margins during the quarter and feel confident of sustaining these within a narrow band”, said Rajiv Bansal, Chief Financial Officer. “This is giving us increased confidence to make the investments required to meet our growth aspirations.”

Outlook*

The company’s outlook (consolidated) for the fiscal year ending March 31, 2015, under IFRS is as follows:

•	Revenues are expected to grow 7%-9% in USD terms

Conversion: AUD / USD – 0.87; Euro / USD – 1.26; GBP / USD – 1.62 for rest of fiscal 2015 (exchange rates as of September 30, 2014)

Business Highlights

•	Signed a multi-year agreement with Daimler AG covering management of infrastructure services and data centers.
•	Consolidated IT and BPO operations for a major fashion retailer in the US as part of a five-year Oracle Retail Support agreement. This will help the retailer better focus on new brand acquisitions and global expansion.
•	Designed an analytics-based solution to help one of UK’s leading supermarket chains drive targeted campaigns to enhance customer loyalty, acquire new customers and improve revenues.
•	Migrated, supported and enhanced an automated outbound dialer application for a telecom service provider in the US. This will help the provider integrate Short Messaging Service for end users by deriving information from multiple systems like billing and provisioning systems.
•	Infosys Public Services (IPS) has been engaged by a postal solution provider in the US to reduce cost of operation and efficiently maintain its plant equipment and vehicle fleet asset management system. IPS is also migrating the client’s business-critical applications to a new data center by utilizing proprietary application assessment tools and migration approaches for rapid execution with zero business disruption.
•	Our products and platforms business, Edgeverve Systems, is seeing increased momentum. A global sports brand has engaged Edgeverve to help build a responsive user experience-based multi-channel ecommerce store in India.
•	Expanded the scope of our strategic partnerships to deliver value to businesses across cloud-based infrastructure, analytics and big data. We broadened our partnership with:
-	Microsoft to securely expedite movement to Azure and hybrid cloud environments while optimizing cloud investments.
-	Oracle to enhance support for a range of innovative solutions and services on new technology platforms across digital marketing, big data and Oracle Cloud Applications.
-	Hitachi Data Systems to bring next-generation infrastructure and data center transformation solutions to facilitate the smooth transitioning of IT infrastructure to new cloud-based environments.
-	Huawei to offer cloud, big data and communication solutions.
•	Entered into a strategic relationship with the Institute for Computational & Mathematical Engineering (ICME), Stanford University. Through this arrangement, we will jointly develop curriculum in Data Science and Analytics focused on real-world problem areas and will undertake joint research using Data Science to find solutions to key industry issues.
•	Working with faculty from the Stanford d.school and the d.Global initiative to bring design thinking to our clients on a large scale.
•	Extended the relationship with Oracle to enhance support for a range of innovative solutions and services on new technology platforms.
•	This quarter we made six unique patent applications in India and the US, adding to a total of 505 unique patent applications in various stages of patent prosecution in India, the US and other jurisdictions. Till date we have been granted 199 patents by the United States Patent and Trademark Office, three by the Luxembourg Patent Office, one by the Australian Patent Office and one patent by the Intellectual Property Office of Singapore.

Awards and Recognition

•	Infosys was cited as a Leader and Star Performer in Life Sciences IT Outsourcing in Everest Group’s report; IT Outsourcing in Life Sciences Industry – Service Provider Landscape with PEAK Matrix™ Assessment 2014’.
•	Infosys was positioned in the Winner’s circle of the HFS Blueprint – SAP Services.
•	Infosys was named a Leader in the Magic Quadrant for Finance and Accounting BPO by Gartner for the fourth consecutive year.
•	Finacle emerged as a leader in a key industry assessment – The Forrester Wave(TM): Customer-Centric Global Banking Platforms, Q3 2014. It was also judged a winner by Juniper Research for the 2014 Future Mobile Awards in the mobile banking category; and was rated by CEB TowerGroup analysts as ‘Best in Class’ for bank user services and enterprise support.
•	Infosys named a Leader in IDC MarketScape – Worldwide Oracle Implementation Services Ecosystem 2014 report.

Changes to the Board

The members of the company at the Extra-ordinary General Meeting held on July 30, 2014 approved the appointment of Dr. Vishal Sikka as the Chief Executive Officer and Managing Director effective August 1, 2014.

Mr. Narayana Murthy will cease to be Non-Executive Chairman effective October 10, 2014. He indicated that in line with the company’s high corporate governance standards and to avoid any perceived conflicts, it would not be appropriate for him to be the Chairman Emeritus of Infosys. The Board accepted Mr. Murthy’s decision and sincerely thanked him for his vision, leadership and guidance in making Infosys a globally respected company.

Mr. S. Gopalakrishnan will cease to be the Non-Executive Vice Chairman effective October 10, 2014. The Board expressed its deep sense of appreciation for the services rendered by him during his tenure at Infosys.

Mr. K. V. Kamath has been elected as the Chairman of the Board effective October 11, 2014.

The company has been classifying its founders, Narayana Murthy, Nandan Nilekani, S. Gopalakrishnan, S. D. Shibulal and K. Dinesh along with their immediate family members as promoters / promoter group of the company in applicable disclosures with the stock exchanges and other regulatory authorities.

With the last two founders, Narayana Murthy and S. Gopalakrishnan, remitting office, the founders have neither association with the company nor exercise any control over the affairs of the company after the current date. The founders have therefore requested the company to seek appropriate classification of their revised status. The company is in the process of seeking appropriate regulatory guidance on the same.

Infosys Foundation

Infosys has pledged 254 crore ($42 million) towards Corporate Social Responsibility through the Infosys Foundation - its philanthropic arm. Infosys and its subsidiaries donated $13 million and $21 million to Infosys Foundation for the quarter and half-year ended September 30, 2014.

The Infosys Foundation executes several programs aimed at alleviating hunger, promoting education, improving health, assisting rural development, supporting arts and helping the destitute.

This quarter, Infosys Foundation constituted a corpus of 33 crore ($ 5 million) for the Chennai Mathematical Institute. This corpus will be used to enhance faculty compensation and support fellowship requirements for research students.

The Foundation also launched Spark-IT, a three-month program to enhance the skill levels of unemployed engineering graduates in the country. It has committed 9 crore ($ 1 million) for this program which will help train 1,800 graduates in the fiscal year 2015.

About Infosys Ltd

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 30 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.25 billion in annual revenues and 160,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and on Form 6-K for the quarter ended June 30, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com	Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 3373 Sarah_Gideon@Infosys.com

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets as of

(Dollars in millions except equity share data)

	September 30, 2014	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	4,604	4,331
Available-for-sale financial assets	611	367
Investment in certificates of deposit	17	143
Trade receivables	1,464	1,394
Unbilled revenue	477	469
Prepayments and other current assets	447	440
Derivative financial instruments	7	36
Total current assets	7,627	7,180
Non-current assets
Property, plant and equipment	1,360	1,316
Goodwill	340	360
Intangible assets	49	57
Available-for-sale financial assets	213	208
Deferred income tax assets	108	110
Income tax assets	248	254
Other non-current assets	44	37
Total non-current assets	2,362	2,342
Total assets	9,989	9,522
LIABILITIES AND EQUITY
Current liabilities
Trade payables	22	29
Derivative Financial Instruments	4	–
Current income tax liabilities	434	365
Client deposits	4	6
Unearned revenue	136	110
Employee benefit obligations	165	159
Provisions	66	63
Other current liabilities	894	792
Total current liabilities	1,725	1,524
Non-current liabilities
Deferred income tax liabilities	9	11
Other non-current liabilities	63	54
Total liabilities	1,797	1,589
Equity
Share capital- 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,402,566 each, net of 2,833,600 treasury shares each as of September 30, 2014 and March 31, 2014, respectively	64	64
Share premium	704	704
Retained earnings	9,406	8,892
Other components of equity	(1,982)	(1,727)
Total equity attributable to equity holders of the company	8,192	7,933
Non-controlling interests	–	–
Total equity	8,192	7,933
Total liabilities and equity	9,989	9,522

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Three months ended September 30, 2014	Three months ended September 30, 2013	Six months ended September 30, 2014	Six months ended September 30, 2013
Revenues	2,201	2,066	4,334	4,057
Cost of sales	1,353	1,337	2,697	2,633
Gross profit	848	729	1,637	1,424
Operating expenses:
Selling and marketing expenses	127	120	238	223
Administrative expenses	146	158	288	282
Total operating expenses	273	278	526	505
Operating profit	575	451	1,111	919
Other income, net	144	81	283	184
Profit before income taxes	719	532	1,394	1,103
Income tax expense	208	149	401	302
Net profit	511	383	993	801
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability / (asset)	(1)	5	(4)	6
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset	5	(4)	8	(4)
Exchange differences on translation of foreign operations	(223)	(316)	(259)	(935)
Total other comprehensive income, net of tax	(219)	(315)	(255)	(933)
Total comprehensive income	292	68	738	(132)
Profit attributable to:
Owners of the company	511	383	993	801
Non-controlling interests	–	–	–	–
	511	383	993	801
Total comprehensive income attributable to:
Owners of the company	292	68	738	(132)
Non-controlling interests	–	–	–	–
	292	68	738	(132)
Earnings per equity share
Basic ($)	0.89	0.67	1.74	1.40
Diluted ($)	0.89	0.67	1.74	1.40
Weighted average equity shares used in computing earnings per equity share
Basic	571,402,566	571,402,566	571,402,566	571,402,566
Diluted	571,404,028	571,402,566	571,403,297	571,402,566

NOTE:

1.	The unaudited Condensed Consolidated interim Balance sheets and Condensed Consolidated interim Statements of Comprehensive Income for the three months and six months ended September 30, 2014 have been taken on record at the Board meeting held on October 10, 2014
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com